INTERNATIONAL LAND ALLIANCE, INC.
350 10th Avenue, Suite 1000
San Diego, California 92101
(877) 661-4811

August 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Land Alliance, Inc. Registration Statement on Post-Effective Amendment No. 1 to Form S-1 (File No. 333-209484) Filed: August 6, 2018 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), International Land Alliance, Inc., a Wyoming corporation (the " Registrant "), hereby respectfully requests that the Securities and Exchange Commission (the " Commission ") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Post Effective Amendment No. 1 to Form S-1 (File No. 333-209484), together with all exhibits and amendments thereto (collectively, the " Registration Statement "). The Registration Statement was initially filed with the Commission on August 6, 2018.

The grounds upon which the Registrant is making this application of withdrawal are that the Registrant inadvertently filed the registration Statement with a misplaced number in Part II of the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

Please do not hesitate to contact William B. Barnett, Esq. of Barnett & Linn, counsel to the Registrant, by telephone at (818) 436-6410 or by email at wbarnett@wbarnettlaw.com , should you have any questions regarding the foregoing or if you require any additional information.

Thank you for your cooperation in this matter.

Sincerely,

INTERNATIONAL LAND ALLIANCE, INC.

By:	/s/ Jason Sunstein
Name:	Jason Sunstein
Title:	Chief Financial Officer

cc: William B. Barnett, Esq., Barnett & Linn